IHS Inc.
15 Inverness Way East
Englewood, CO 80112
Tel (303) 790-0600

September 22, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Quarterly Report on Form 10-Q for the third quarter ended August 31, 2014 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that IHS Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended August 31, 2014, which was filed with the U.S. Securities and Exchange Commission on September 22, 2014.

Sincerely,

IHS Inc.

By:	/s/ Stephen Green
Stephen Green
Executive Vice President, Legal and Corporate Secretary